Exhibit 99.1



Constellation Brands and E. & J. Gallo Agree to Revise Wine and Spirits Agreement in Connection With Federal Trade Commission Review

- **The agreement announced in April 2019 will be revised to address FTC areas of competitive concern primarily related to the Sparkling Wine, Brandy, Dessert Wine, and Concentrate categories.**
- **Constellation will retain select brands in these categories and will pursue other opportunities to divest the brands excluded from the agreement with E. & J. Gallo, which is aligned with Constellation's portfolio strategy**
- **The transaction price will be revised to approximately $1.1 billion, of which $250 million is an earnout based on divested brand performance over a two-year period. The transaction is expected to close by the end of fiscal 2020.**
- **Constellation agrees to enter an agreement with E. & J. Gallo to divest its New Zealand-based Nobilo Wine brand for $130 million.**
- **Proceeds from the transactions will be used for debt repayment.**

VICTOR, N.Y., Dec. 12, 2019 - Constellation Brands, Inc. (NYSE: STZ and STZ.B), a leading beverage alcohol company, announced today that it and E. & J. Gallo Winery have agreed to revise their original transaction to divest a portion of Constellation's wine and spirits portfolio principally priced at $11 retail and below, including related facilities located in California, New York, and Washington. The new agreement will supersede the original agreement announced in April 2019. The revisions to the transaction are to address competitive concerns raised by the FTC primarily related to the Sparkling Wine, Brandy, Dessert Wine, and Concentrate categories.

As a result, the brands Cook's California Champagne, J. Roget American Champagne, and Paul Masson Grande Amber Brandy will be excluded from the transaction resulting in an adjusted transaction price of approximately $1.1 billion, of which $250 million is an earnout if brand performance provisions are met over a two-year period after closing. Combined, Cook's, J. Roget, and Paul Masson Grande Amber Brandy sell approximately five million cases annually. As part of the ongoing transformation strategy for the Wine and Spirits business, Constellation is pursuing other opportunities to divest the brands and Concentrate business excluded from the original agreement to companies whose business strategies better align with the brands. The revised transaction and the divestment of the excluded brands are expected to close by the end of fiscal 2020 and are subject to FTC review and approval.

In a separate transaction, Constellation has entered into an agreement with E. & J. Gallo to divest the New Zealand-based Nobilo Wine brand and related assets for $130 million. This transaction is expected to close in the first half of fiscal 2021 and is subject to FTC and New Zealand regulatory review and approval. For the trailing 12 months ended August 31, 2019, the Nobilo brand generated volume of approximately 550,000 cases, with net sales of nearly $40 million and CAM (gross profit less marketing) of approximately $19 million. In totality including Nobilo, case volume, net sales and CAM (gross profit less marketing) to be sold to Gallo totaled approximately 22 million cases, $860 million net sales and $330 million in CAM for the trailing 12 months ended August 31, 2019.

"We remain confident in our wine and spirits transformation strategy and we are committed to continuing to work with Gallo and the FTC to finalize this transaction," said Bill Newlands, Constellation Brands president and chief executive officer. "We continue to focus our total portfolio to align with consumer-led premiumization trends and growing segments of the market. We believe pursuing a revised agreement is in the best interest of the brands, our collective employees, business partners and consumers. We aim to close as soon as possible and look forward to a seamless transition while continuing to drive momentum in our respective businesses."

Constellation's remaining wine and spirits portfolio represents a collection of Power Brands including the iconic Robert Mondavi brand family; The Prisoner Wine Company brand family; Kim Crawford, the #1 sauvignon blanc in the U.S. market; Ruffino, a leading brand family of Italian wines; Meiomi, the #1 pinot noir in the U.S.; and SVEDKA Vodka, the #1 imported vodka in the U.S. The company's portfolio also includes a collection of highly-rated, high-end brands such as SIMI, Schrader Cellars, and Mount Veeder Winery wine brands, and High West Whiskey and Casa Noble Tequila, as well as new premium wine innovations such as Cooper & Thief, 7 Moons, and Crafters Union.

Constellation will provide additional financial detail and updated fiscal 2020 earnings guidance on the revised transaction and the Nobilo wine brand transaction during the company's third quarter results conference call, scheduled for Wednesday, January 8, 2020, at 10:30 a.m. EST. The conference call can be accessed by dialing [+1-877-673-1771] and entering conference identification number 4297819 beginning at 10:20 a.m. EST. A live, listen-only webcast of the conference call will be available on the company's website, www.cbrands.com, under the Investors/Events & Presentations section.

About Constellation Brands
Constellation Brands (NYSE: STZ and STZ.B), a Fortune 500® company, is a leading international producer and marketer of beer, wine and spirits with operations in the U.S., Mexico, New Zealand, and Italy. Constellation is the No. 3 beer company in the U.S. with high-end, iconic imported brands such as the Corona and Modelo brand families and Pacifico. Its high-quality, wine and spirits brands include the Robert Mondavi and The Prisoner Wine Company brand families, Kim Crawford, Ruffino, Meiomi, and

SVEDKA Vodka. The company's portfolio also includes a collection of highly-rated wine brands such as SIMI and Mount Veeder Winery, spirits brands High West Whiskey and Casa Noble Tequila, as well as new wine innovations such as Cooper & Thief, 7 Moons, and Crafters Union.

Based in Victor, N.Y., the company believes that industry leadership involves a commitment to brand building, our trade partners, the environment, our investors and to consumers around the world who choose our products when celebrating big moments or enjoying quiet ones. Since its founding in 1945, Constellation's ability to see, meet and stay ahead of shifting consumer preferences and trends across total beverage alcohol has fueled our success and made us one of the top growth contributors in beverage alcohol in the U.S.

To learn more, follow us on Twitter @cbrands and visit www.cbrands.com.

Forward-Looking Statements

This news release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The word "expect" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These statements may relate to business strategy, future operations, prospects, plans and objectives of management, as well as information concerning expected actions of third parties. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements.

The forward-looking statements are based on management's current expectations and should not be construed in any manner as a guarantee that such results will in fact occur or will occur on any contemplated timetable. All forward-looking statements speak only as of the date of this news release and Constellation Brands undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The revised transaction and the Nobilo transaction are each subject to the satisfaction of certain closing conditions, including the receipt of required regulatory or other governmental approvals. The Nobilo transaction is also conditioned on completion of the revised transaction. There can be no assurance that the revised transaction or the Nobilo transaction will occur or will occur on the terms or timetables contemplated hereby, that Constellation Brands will receive any earnout (contingent consideration) or any specific amount of earnout (contingent consideration), or that Constellation Brands will successfully monetize certain assets.

In addition to risks and uncertainties associated with ordinary business operations, the forward-looking statements contained in this news release are subject to other risks and uncertainties, including completion of the revised transaction and the Nobilo transaction on the expected terms, conditions and timetables; regulatory requirements; actual purchase price adjustments; the actual market performance of brands included in the contingent consideration payment opportunity; the accuracy of all projections; and other factors and uncertainties disclosed from time-to-time in Constellation Brands' filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended February 28, 2019, as supplemented by the company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2019, which could cause actual future performance to differ from current expectations.

MEDIA CONTACTS

Mike McGrew	773-251-4934	michael.mcgrew@cbrands.com
Amy Martin	585-678-7141	amy.martin@cbrands.com
Alex Wagner	415-912-3788	alex.wagner@cbrands.com

INVESTOR RELATIONS CONTACTS

Patty Yahn-Urlaub	585-678-7483	patty.yahn-urlaub@cbrands.com
Bob Czudak	585-678-7170	bob.czudak@cbrands.com
Tom Conaway	585-678-7503	thomas.conaway@cbrands.com